Shanda Announces Joint Venture with Hunan TV

Shanghai, November 12, 2009—Shanda Pictures Limited (“Shanda Pictures”), a wholly owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, and Hunan Broadcasting and Television Group (“Hunan TV”), today announced a strategic cooperation to invest an aggregate of RMB 600 million to establish a joint venture company (“the Joint Venture”),  which will produce and distribute movies and television series, as well as engage in other related businesses such as agency services.

The Joint Venture’s first project will be a remake of a TV series, “Princess Huanzhu,” which was adapted from the romantic novel of the same name by renowned Taiwanese writer, Qiong Yao. Princess Huanzhu was first produced in 1998, and became one of China’s most popular television series.  The Joint Venture also announced its intent to produce a movie based on “Xing Chen Bian “(Evolution of Beginnings), which is one of the most popular novels from Shanda Literature, a wholly owned subsidiary of Shanda.  Xing Chen Bian is been adapted into an online game by Shanda Games Limited (NasdaqGS: GAME). The investment in this movie will present this popular novel to a wider audience via different forms of interactive entertainment.

Chairman and CEO of Shanda, Tianqiao Chen, commented, “The Hunan Broadcasting, Film and TV Group is one of the most vital and innovative Chinese media and entertainment groups.  Its first class production team is the creative force behind some of China’s most original music and talent shows and TV series.   Our partnership will combine the best aspects of traditional and new media to create new and exciting content that I believe will entertain people around the world.”

Hunan Broadcasting, Film, and TV Group Bureau Chief Mr. Changlin Ouyang commented, “The cultural industry is in a crucial period of restructuring.  It presents both new opportunities and challenges for traditional broadcasting, film and TV companies to leverage various resources to continue to grow and develop. Shanda is a leading new media company focusing on interactive entertainment, with a portfolio of diversified entertainment content including music, games and literature with a huge user base.  We believe this cooperation will greatly benefit both partners in its future endeavors.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the development of the Company’s copyright business and quotations from management, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the Company’s ability to grow its original online literature business and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

About Hunan Broadcasting, Film and TV Group
Hunan Broadcasting, Film and TV Group is one of the leading entertainment brands and celebrity producing platforms in China. Broadcasting since 1997, Hunan Satellite Television Station, a subsidiary of Hunan Broadcasting, Film and TV Group, has been widely recognized as the No.1 entertainment media outlet in China. Over the past 12 years, the company has grown rapidly, expanding its audience from 65 million to 880 million viewers. It also broadcasts to viewers in parts of North America, Asia, and Australia.
On June 16th, 2009, Hunan Satellite Television was ranked as the No.1 television entertainment brand in China by the World Brand Lab in its “500 Most Valuable Brands in China.”
Together with some CCTV channels, Hunan Satellite Television is considered one of the first tier channels in China in terms of audience size. Hunan Satellite Television was among the top six satellite television channels for seven consecutive years, and has been the No.1 satellite television broadcaster on a provincial level for 80 months in a row.

Contact
Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Hunan TV
Li Li, Branding Department
Phone: 0731-8480-1217 (Changsha)
Email: lili@hunantv.com